Exhibit 3.2.1
Article III — Directors
Section 2. Number and Qualification of Directors.
The number of directors of the corporation shall be twelve (12) until changed by a Bylaw amending this Section 2 of this Article III, duly adopted by the board of directors or by the stockholders.